September 24, 2009

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 1, 2009

Form 10-Q for the Fiscal Quarter Ended March 31 and June 30, 2009

Filed May 27, 2009 and August 14, 2009

Response Letter Dated September 10, 2009

File No. 0-31643

Dear Mr. Schwall:

TransAtlantic Petroleum Corp. (“TransAtlantic”) hereby submits the following responses to the letter dated September 18, 2009 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to TransAtlantic’s Form 10-K for the fiscal year ended December 31, 2008 filed April 1, 2009, Form 10-Q for the fiscal quarter ended March 31, 2009 filed May 27, 2009 (the “First Quarter Form 10-Q”) and Form 10-Q for the fiscal quarter ended June 30, 2009 filed August 14, 2009.

Reference is made to TransAtlantic’s reserves report dated May 7, 2009 (the “Reserves Report”), the supplemental report dated August 11, 2009 and the revised reserves report dated September 17, 2009 (the “Revised Reserves Report”), each provided by TransAtlantic to Mr. Ron Winfrey of the Commission.

Contemporaneously herewith, TransAtlantic is filing (i) Amendment No. 2 to TransAtlantic’s Registration Statement on Form S-1 (the “Form S-1 Amendment”), (ii) Amendment No. 1 to the First Quarter Form 10-Q (the “Form 10-Q Amendment”) and (iii) Amendment No. 2 to TransAtlantic’s Current Report on Form 8-K, filed on March 11, 2009, as amended by Amendment No. 1 thereto filed on May 21, 2009 (the “Form 8-K Amendment”). Collectively, the Form S-1 Amendment, the Form 10-Q Amendment and the Form 8-K Amendment are referred to as the “Amendments”.

For your convenience, we have restated the Staff’s comments below, together with our response to each respective comment. For your convenience, we are also sending to each of Gary Newberry, Shannon Buskirk, Chris White, Ronald Winfrey and Doug Brown a copy of this letter along with a copy of each of the Amendments. We respectfully request that the Staff provide any further comments at its earliest convenience.

TransAtlantic hereby acknowledges that:

•	TransAtlantic is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TransAtlantic may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 24, 2009

Form 8-K/A filed May 21, 2009

Engineering Comments

General

1.	Please incorporate conforming changes that we have requested to all your applicable documents.

Response:

Contemporaneously herewith, TransAtlantic has filed the Amendments to incorporate conforming changes in accordance with this comment. See also the response to comment number 5 below.

Unaudited Pro Forma Condensed Combined Financial Statements – Exhibit 99.2

Standardized Measure of Oil and Gas Quantities

2.	We have reviewed your third party reserve report. Please tell us whether the Edirne Gas Field is connected to a gas sales pipeline, and, if not, whether the evaluation of the field includes estimated future capital expenditures for access to a gas sales market. Please understand that the lack of market access will preclude the attribution of reserves.

Response:

A gas pipeline was constructed on the Edirne license running from Edirne to Tekirdag via Kirklareli in 2007 by BOTAS Petroleum Pipeline Corporation (“BOTAS”). BOTAS is the state-owned crude oil and natural gas pipelines and trading company in Turkey. TransAtlantic has included the cost to connect to this pipeline in its 2009 estimated capital expenditures for Edirne appearing on page 7 of the Revised Reserves Report.

3.	We note your use of a year-end 2008 gas price of $12.40/MCFG to estimate proved gas reserves for the Edirne Field. Please justify/explain your use of this price. Identify the nearest gas market to the Edirne field and its market price at year-end 2008.

Response:

The Edirne field is located approximately 7 kilometers from a BOTAS pipeline. TransAtlantic is building a line to interconnect to the BOTAS pipeline. All of the gas that TransAtlantic will produce from the Edirne field is expected to be sold to a third party purchaser based on the BOTAS tariff price. At the time the Reserves Report was prepared, BOTAS had published on its website that the BOTAS natural gas tariff price was US$471 per thousand standard cubic meters at December 31, 2008, which is equivalent to US$13.3 per thousand cubic feet. TransAtlantic advised RPS Energy Pty. Ltd. (“RPS”) to use a gas price based on a 7% discount to the BOTAS tariff price, which yields a price of US$12.4 per thousand cubic feet (mcf), which is the price used in the Revised Reserves Report.

As additional support, TransAtlantic refers to the following confirmatory disclosure from third parties.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 24, 2009

On November 7, 2008, Toreador Resources Corporation filed a Form 8-K with the following disclosure that states that the BOTAS gas price in November 2008 was over $13 per mcf.

Posted natural gas prices increased by 23% effective November 1st in Turkey

BOTAS, the Turkish national pipeline operator, declared an increase November 1, 2008, of approximately 23% in the Turkish Lira price charged to industrial end users. This is the third price increase this year and in dollar terms sets the price for uninterruptible industrial supply at approximately $14.66 per thousand cubic feet (MCF). The posted price increase results in a wellhead price of approximately $13.57 per MCF for the gas produced in the South Akcakoca Sub-basin project starting November 1. In September the gross production from the project averaged approximately 14.5 million cubic feet per day.

In addition, the following webpage from a Turkish energy company (http://www.gazdas.com/sertifika/gazdasgazfiyatlari.aspx) shows the price that BOTAS was paying for natural gas from October 2008 to September 2009 under the column heading “BOTAS Buying”. The prices are in Turkish Lira per cubic meter (sm3). According to the table, BOTAS was paying 0.812814 Turkish Lira per cubic meter of natural gas in December 2008 (or $812.814 Turkish Lira per thousand cubic meter). This equates to US$510 per thousand cubic meter using the then current exchange rate of US$1.5934 per Turkish Lira. At a conversion rate of 1 thousand cubic meters = 35.2 thousand cubic feet, this equates to US$14.49 per mcf.

4.	We note that your third party engineering report states “TransAtlantic have advised RPS that all income from Selmo operations will be offset against exploration expenditures in Turkey.” Please explain the details of this situation to us and address its effect on the availability of your revenue from operations for other purposes. We may have further comment.

Response:

RPS has revised footnote 1 appearing on page 11 of the Revised Reserves Report to clarify that TransAtlantic expects that the Decree 20 payments (approximately $35.6 million) will be offset by TransAtlantic’s future exploration expenditures in Turkey. TransAtlantic confirms that not all revenue from Selmo will be directed to future exploration in Turkey. TransAtlantic’s current future exploration plans in Turkey are described in the Form S-1 Amendment under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview and Recent Developments—Current Activities.”

5.

We note that your net proved reserves include a  1/8th royalty payable to the Turkish government. Paragraph 10 of FAS 69 requires that “Net” reserve quantities shall not include reserves relating to interests of others in properties owned by the enterprise. It appears you have claimed these royalty volumes even though they are due the government. Please amend your document to disclose these reserve volumes net after royalty.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 24, 2009

Response:

TransAtlantic agrees with your comment and RPS has issued a Revised Reserves Report eliminating the portion of the reserves related to the  1/8th royalty attributed to the Turkish government. Contemporaneously herewith, TransAtlantic has filed the Form S-1 Amendment to update the disclosure of proved reserves in the following sections of its Form S-1: (i) “Properties—Turkey”; (ii) “Properties—Incremental Reserves Report” and (iii) “Note 2. Standardized Measure of Oil and Gas Quantities” in TransAtlantic’s unaudited pro forma condensed combined financial statements. In addition, contemporaneously with the filing hereof, TransAtlantic has filed the Form 8-K Amendment to update the disclosure of proved reserves in “Note 2. Standardized Measure of Oil and Gas Quantities”. TransAtlantic notes that the change in its proved reserves will not result in a change to its depletion calculation.

6.	The lifetime unit operating expense for Selmo field’s proved developed producing oil reserves is about $26/barrel and that for its proved undeveloped oil reserves is about $5/barrel. Please explain the large difference here. Include listings of the operating expense line items you used for the PDP and PUD reserve evaluations.

Response:

The total operating expenses for the Selmo oil field includes both fixed operating expenses and variable operating expenses. Because production facilities are already in place at the Selmo oil field that are capable of producing both the proved developed reserves and the proved undeveloped reserves, RPS assumed that fixed operating expenses would not increase materially as a result of the development of the proved undeveloped reserves. As a result, the total operating expenses for the proved undeveloped reserves encompasses only the incremental variable operating expenses that are expected to be incurred for the development of the proved undeveloped reserves. These variable operating expenses are largely composed of the cost of diesel fuel to power generators to produce electricity. Fixed operating expenses include primarily the cost of facilities maintenance, personnel, accommodations and travel.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Jeffrey S. Mecom
Jeffrey S. Mecom
Direct Phone Number: (214) 265-4795
Direct Fax Number: (214) 265-4711
Jeff.Mecom@tapcor.com

cc:	Gary Newberry

Shannon Buskirk

Chris White

Ronald Winfrey

Doug Brown

Hilda Kouvelis

Garrett A. DeVries